UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LIFE NUTRITION PRODUCTS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

53215Y105
(CUSIP Number)

David M. Kaye, Esq. Kaye Cooper Kay & Rosenberg, LLP 30A Vreeland Road, Suite 230 Florham Park, New Jersey 07932 (973) 443-0600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	53215Y105

1	NAME OF REPORTING PERSON Tong Wing Shan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 9,069,750
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 9,069,750
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,069,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3% *
14	TYPE OF REPORTING PERSON (See Instructions) IN
______________
*  Based upon 25,000,000 issued and outstanding shares of common stock as of April 12, 2013.

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is Common Stock, par value $0.0001 per share (the “Common Stock”), of Life Nutrition Products, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is Units 2611-13A, 26/F, 113 Argyle Street, Mongkok, Kowloon, Hong Kong, SAR.

Item 2. Identity and Background

This statement is being filed by Tong Wing Shan (the “Reporting Person”). The principal business address of the Reporting Person is Units 2611-13A, 26/F, 113 Argyle Street, Mongkok, Kowloon, Hong Kong, SAR. The Reporting Person’s principal occupation is Director of Almonds Kisses Limited, a British Virgin Islands company (“Almonds Kisses BVI”) and Director of ADGS Advisory Limited, a Hong Kong corporation (“ADGS”). Almonds Kisses BVI is the Issuer’s wholly-owned subsidiary and owns 100% of the issued and outstanding shares of capital stock of ADGS.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

The Reporting Person is a citizen of China.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person acquired 9,069,750 shares of the Issuer’s Common Stock as follows:

On December 7, 2012, the Issuer entered into a share exchange agreement (the “Original Exchange Agreement”) with ADGS and ADGS Advisory (Holding) Limited, a British Virgin Islands corporation (“ADGS Holding”). Pursuant to the Original Exchange Agreement, at the closing of the transaction contemplated thereunder (the “Transaction”), the Issuer agreed to acquire 100% of the issued and outstanding capital stock of ADGS in order to make ADGS a wholly-owned subsidiary of the Issuer. In consideration for the purchase of 100% of the issued and outstanding capital stock of ADGS, the Original Exchange Agreement provided that the Issuer would issue a total of 20,155,000 newly issued shares of the Issuer’s Common Stock.

On March 28, 2013, the Issuer entered into an amendment (the “Amendment”) to the Original Exchange Agreement (the Original Exchange Agreement, as amended is referred to in this Schedule 13D as the “Exchange Agreement”) pursuant to which the Issuer agreed to acquire all of the outstanding shares of Almonds Kisses BVI from the eight shareholders of Almonds Kisses BVI (the “Shareholders”), instead of the shares of ADGS, on the same terms and conditions set forth in the Exchange Agreement. The Original Exchange Agreement incorrectly indicated that such owner was ADGS Holdings which error was corrected in the Amendment. The Shareholders were Tong Wing Yee, Tong Wing Shan (the Reporting Person), Tso Yin Yee, Pang Yiu Kwong, Sin Kok Ho, Fahy Roase-Collette, Tsang Kwai Chun and ADGS Holdings, each of whom executed the Amendment. In addition, on March 28, 2013, the parties to the Exchange Agreement entered into an Extension Agreement (the “Extension Agreement”) extending the closing date of the Transaction to on or before April 15, 2013.

On April 12, 2013, the transactions contemplated by the Exchange Agreement were consummated whereby, among other things, the Issuer acquired all of the issued and outstanding capital stock of Almonds Kisses BVI in exchange for an aggregate of 20,155,000 newly issued shares of the Issuer’s Common Stock (the “Acquisition”). As a result of the Acquisition, the Reporting Person (who was one of the Shareholders of Almonds Kisses BVI) was issued 9,069,750 shares of the Issuer’s Common Stock in exchange for the Reporting Person’s ownership interest in Almonds Kisses BVI.

Item 4. Purpose of Transaction

The shares of Common Stock to which this Schedule 13D relates were acquired by the Reporting Person in connection with the Acquisition as described in Item 3 above and for investment purposes.

Except as set forth in this Schedule 13D, the Reporting Person has no present plans or proposals which relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present Board of Directors or management of the Issuer, except as disclosed in Item 2.01 of the Issuer's Current Report on Form 8-K filed on April 12, 2013 under the caption "Directors and Executive Officers", and incorporated by reference herein; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

The Reporting Person beneficially owns 9,069,750 shares of Common Stock of the Issuer, or 36.3% of the Common Stock outstanding, which shares are held of record by the Reporting Person. The Reporting Person has the sole voting and dispositive power with respect to such shares of Common Stock.

Except as set out above, the Reporting Person has not effected any other transaction in any securities of the Issuer in the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth and/or incorporated by reference in Items 2 through 5 is hereby incorporated by reference into this Item 6. Except as described therein, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies between the Reporting Person and any other person, with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Schedule 13D:

Exhibit No.	Description

1
Share Exchange Agreement dated as of December 7, 2012 by and among Life Nutrition Products, Inc., ADGS Advisory Limited and ADGS Advisory (Holding) Limited (filed as an exhibit to the Issuer’s Current Report on Form 8-K filed on December 13, 2012, and incorporated by reference herein).

2	Amendment to Share Exchange Agreement dated as of March 28, 2013 (filed as an exhibit to the Issuer’s Current Report on Form 8-K filed on April 4, 2013, and incorporated by reference herein).

3	Extension Agreement dated as of March 28, 2013 (filed as an exhibit to the Issuer’s Current Report on Form 8-K filed on April 4, 2013, and incorporated by reference herein).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2013	By:	/s/ Tong Wing Shan
Tong Wing Shan